

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 21, 2009

Frank S. Sklarsky
Chief Financial Officer and Executive Vice President
Eastman Kodak Company
343 State Street
Rochester, New York 14650

>   **Re:** **Eastman Kodak Company**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-00087**

Dear Mr. Sklarsky:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement filed April 2, 2009

Item 11. Executive Compensation

Competitive Compensation Analysis, page 36

1.   By letter dated January 29, 2008, the registrant responded to a prior staff comment by stating that, "In future filings, to the extent the Compensation Committee does not know the names of the specific individual companies within

Frank S. Sklarsky
Eastman Kodak Company
April 21, 2009
Page 2

these surveys, we will indicate this fact in our disclosure rather than identifying the specific individual companies included in the surveys." Tell us where in the disclosure the registrant has complied with this representation. We note the disclosure that the Committee "does not *review* the individual companies," which is not the same as the representation the registrant agreed to make.

* * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or myself at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Peggy Fisher, Assistant Director, at (202) 551-3800 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer